FPC Exemption No. (82-836)

**Publication:** South China Morning Post **Date:** Nov 10, 2005
**Page:** B 13 **Where Published:** Hong Kong

05012731

RECEIVED
2005 NOV 21 P 12:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

*The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

FIRST PACIFIC

# FIRST PACIFIC COMPANY LIMITED

*(Incorporated in Bermuda with limited liability)*

(Stock Code: 142)

## POSSIBLE MAJOR TRANSACTION

**Possible acquisition of shares in Del Monte Pacific Limited by First Pacific Company Limited and Possible Mandatory Conditional Cash Offer by J.P. Morgan (S.E.A.) Limited for and on behalf of First Pacific Brands Limited (a wholly-owned subsidiary of First Pacific Company Limited) for Del Monte Pacific Limited**

The Company wishes to announce that on 9 November 2005, it entered into the Share Purchase Agreement pursuant to which it agreed to acquire, directly or through a wholly-owned subsidiary, the Sale Shares, representing, as at 30 June 2005 (the date of Del Monte's most recent published interim financial statements), approximately 39.72% of the issued share capital of Del Monte. The Share Purchase Agreement is subject to a number of conditions.

Del Monte is listed on the SGX-ST. Subject to satisfaction of the conditions set out in the Share Purchase Agreement and to Completion, the Company will be obliged, in compliance with Rule 14 of the Singapore Takeovers Code, to make a mandatory general offer for all the issued and to be issued Del Monte Shares which are not then owned by it or its Concert Parties, at a price of US$0.3818 per Del Monte Share in cash. The Offer Price will be the same as the price per share in US$ paid for the Sale Shares under the Acquisition and Del Monte shareholders will be given an option to elect to receive the Offer Price in S$.

Under the Listing Rules, the Transaction constitutes a possible major transaction for the Company requiring Shareholders' approval.

A circular, providing further details of the Transaction and giving information about the right to attend and vote at the SGM, will be despatched to Shareholders within 21 days from the publication of this announcement or such other period as may be permitted by the Stock Exchange.

**Shareholders and potential investors should note that the Acquisition, which is conditional, may or may not complete, that the making of the Offer is subject to Completion and that the Offer, if made, may not be successful and may not complete. Shareholders and investors are advised to exercise caution when dealing in the securities of the Company and the securities of Del Monte.**

### THE ACQUISITION

On 9 November 2005, First Pacific entered into the Share Purchase Agreement pursuant to which it agreed, directly or through a wholly-owned subsidiary, to acquire from the Seller the Sale Shares, representing, as at 30 June 2005 (the date of Del Monte's most recent published interim financial statements), approximately 39.72% of the issued share capital of Del Monte. Del Monte is listed on the SGX-ST and is the holding company in the Del Monte Group. The Del Monte Group is an integrated producer, marketer and distributor of processed food products under the Del Monte brand name.

The consideration for the Sale Shares is US$163,628,026 (representing approximately HK$1,276,298,603 or S$278,560,351). This consideration represents US$0.3818 or approximately S$0.65 per Del Monte Share. The consideration and other terms of the Share Purchase Agreement were arrived at after arm's length negotiations between the parties involved with reference to the prevailing market price of Del Monte Shares.

Following signing of the Share Purchase Agreement, First Pacific will arrange for US$25,000,000, being a part of the consideration for the Sale Shares, to be held in an escrow account. Subject to the satisfaction of certain conditions, the amount will be released to the Seller shortly before or at Completion. The Sale Shares will be acquired with full title guarantee free from any Encumbrance and together with all rights and advantages attaching to them as at Completion (including, without limitation, the right to receive all dividends or distributions declared, made or paid on or after Completion).

The Acquisition is subject to the following conditions being satisfied or (in the case of the third condition only) waived:

(a) the pre-emption rights, which are applicable to the majority of the Sale Shares, not having been validly exercised;

(b) the passing at the SGM of the Company of a resolution to approve the Transaction; and

(c) since the date of the last published audited accounts of the Del Monte Group, being 31 December 2004, there being: (i) no material adverse change in the assets, business, financial condition, profits, liabilities or results of operations of the Del Monte Group taken as a whole; and (ii) no litigation, arbitration or other legal proceedings instituted or threatened against any member of the Del Monte Group or no member of the Del Monte Group having taken any action outside the ordinary course of its business which could reasonably be expected to have a material adverse effect on the financial or trading position of the Del Monte Group taken as a whole.

Following satisfaction or waiver (where permissible) of these conditions, Completion is expected to take place by 15 January 2006. In the event that the third condition is waived or satisfied and both the other conditions are satisfied, the Company will issue an announcement promptly to inform the Shareholders and the market of such development and that the parties will proceed to Completion. First Pacific will make a further announcement as and when appropriate to keep Shareholders and the market informed on whether or not the conditions have been satisfied or waived and whether or not the parties will proceed with Completion. If the conditions are not satisfied or waived (where permissible) on or before 31 January 2006, any party may give notice to terminate the Share Purchase Agreement and the agreement will thereupon terminate and save as expressly provided therein, cease to have any effect and the Offer will not be made. In the event that the third condition set out above is not satisfied, First Pacific will consult the SIC prior to making a decision as to whether to invoke the condition and terminate the Acquisition.

As Del Monte is listed on the SGX-ST, the Acquisition is governed by the Singapore Takeovers Code. In accordance with Rule 14 of the Singapore Takeovers Code, upon Completion, when the First Pacific Group acquires Del Monte Shares which (taken together with Del Monte Shares held or acquired by its Concert Parties (if any)) carry 30% or more of the voting rights of Del Monte, First Pacific will be required to make a mandatory conditional offer for the Offer Shares. The mandatory conditional offer will be made by the Offeror.

As at the Latest Practicable Date, the First Pacific Group held no Del Monte Shares and to the best of the knowledge of the Board having made all reasonable enquiries, none of its Concert Parties held any Del Monte Shares.

### THE OFFER

**Offer Announcement in Singapore**

At the same time as making this announcement, First Pacific also announced the Offer in Singapore in compliance with the Singapore Takeovers Code.

**Terms**

Upon Completion, the Offeror will make the Offer for the Offer Shares, in accordance with Rule 14 of the Singapore Takeovers Code.

The Offer, if and when made, will be made on the following basis:

For each Offer Share: **US$0.3818 in cash**
(representing approximately S$0.65 or HK$2.9780)

The Offer Price will be the same as the price per share in US$ for the Sale Shares under the Acquisition. Del Monte shareholders will be given an option to elect to receive the Offer Price in S$. Further details on settlement of the consideration will be provided in due course. Del Monte shareholders who accept the Offer will be asked to indicate, on the form of acceptance, their preferred currency of settlement of the Offer Price.

The Offer Price represents a premium of approximately 18.2% to the closing price of S$0.55 per Del Monte Share on 9 November 2005 (as traded on the SGX-ST) and a premium of approximately 18.5% to the 10-day volume weighted average price of S$0.5486 per Del Monte Share for the period ended 9 November 2005 (as traded on the SGX-ST).

The Offer will be extended to all Del Monte Shares to be issued unconditionally pursuant to the valid exercise of any Options prior to the close of the Offer.

**Acceptance Condition**

The Offer will, if and when made, be conditional on the Offeror having received, by the close of the Offer, valid acceptances in respect of such number of Offer Shares which, when taken together with the number of Del Monte Shares owned, controlled or agreed to be acquired by the Offeror or its Concert Parties (either before or during the Offer and pursuant to the Offer or otherwise), will result in the Offeror and its Concert Parties holding such number of Del Monte Shares carrying more than 50% of the voting rights attributable to the issued share capital of Del Monte as at the close of the Offer (including any voting rights attributable to Del Monte Shares issued or to be issued pursuant to the valid exercise of the Options prior to the close of the Offer).

Accordingly, the Offer will not become or be capable of being declared unconditional as to acceptances until the close of the Offer, unless at any time prior to the close of the Offer, the Offeror has received valid acceptances in respect of such number of Offer Shares which will result in the Offeror and its Concert Parties holding such number of Del Monte Shares carrying more than 50% of the maximum potential issued share capital of Del Monte. For this purpose, the "maximum potential issued share capital of Del Monte" means the total number of Del Monte Shares which would be in issue had all the Options been validly exercised as at the date of such declaration.

The Offer, if and when made, will not be subject to any other condition.

**Value of the Offer**

On the basis of the Offer Price, the entire share capital of Del Monte in issue as at the Latest Practicable Date (assuming there has been no change to Del Monte's issued share capital since 30 June 2005, the date of Del Monte's most recent published interim financial statements) was valued at approximately US$411,903,859 or S$701,225,129 (representing approximately HK$3,212,850,100) and the Offer Shares as at the Latest Practicable Date (assuming there has been no change to Del Monte's issued share capital since 30 June 2005, the date of Del Monte's most recent published interim financial statements) in aggregate were valued at approximately US$252,619,940 or S$430,060,186 (representing approximately HK$1,970,435,532). The Offer Price will be the same as the price per share in US$ under the Acquisition.

**Offer Document**

The formal document, making the Offer and setting out the terms and conditions of the Offer and enclosing the appropriate forms of acceptance, will be despatched to holders of Offer Shares not earlier than 14 days and not later than 21 days from the date of the announcement of a firm intention to make the Offer, if any.

### FINANCING OF THE ACQUISITION AND THE OFFER

The Acquisition and the Offer will be financed by a combination of the Company's internal resources and external funding, the amounts of which are yet to be determined. The external funding will be secured by security interests in shares of PLDT held by the First Pacific Group and Del Monte Shares to be acquired under the Transaction.

### BUSINESS OF DEL MONTE

Del Monte was incorporated in the British Virgin Islands in 1999. It has been listed on the SGX-ST since 2 August 1999.

Del Monte is the holding company in the Del Monte Group. The Del Monte Group is engaged in the production, marketing and distribution of premium-branded food and beverage products. The Del Monte Group owns the Del Monte brand in the Philippines and holds exclusive rights to produce and distribute food and beverage products under the Del Monte brand in India. According to Del Monte, it operates one of the world's largest fully integrated pineapple operations and has long-term supply agreements with other Del Monte trademark owners and licensees around the world.

As at the Latest Practicable Date, Del Monte had a market capitalisation of approximately S$593,365,957 (assuming there has been no change to its issued share capital since 30 June 2005, the date of Del Monte's most recent published interim financial statements). The audited consolidated net profit of Del Monte for the year ended 31 December 2004 was approximately US$28.1 million after tax (representing approximately HK$219.2 million) and US$33.2 million before tax (representing approximately HK$259.0 million) and the audited consolidated net profit of Del Monte for the year ended 31 December 2003 was approximately US$30.2 million after tax (representing approximately HK$235.6 million) and US$31.9 million before tax (representing approximately HK$248.8 million), respectively. The audited consolidated net assets of Del Monte as at 31 December 2004 and 31 December 2003 were approximately US$157.6 million (representing approximately HK$1,229.3 million) and US$149.3 million (representing approximately HK$1,164.5 million), respectively.

### REASONS FOR THE TRANSACTION

The Transaction, when completed, will represent a strategic acquisition by the First Pacific Group in line with its stated objective of driving growth through acquisitions in the food and telecommunications sectors.

The Acquisition and the Transaction as a whole present the First Pacific Group with an opportunity to acquire a significant interest in a food business with strong brands and well-established operations. The Board believes that the combination of First Pacific Group's expertise in the food sector within Southeast Asia and Del Monte's presence in the Philippines, India and China will result in a branded food business with a diverse range of products and significant growth potential.

The Board is of the view that the terms of the Acquisition and the Offer are fair and reasonable and in the interests of the Shareholders as a whole.

### BUSINESS OF THE OFFEROR

The First Pacific Group is a Hong Kong-based investment and management company with operations located in Southeast Asia. Its principal business interests relate to telecommunications and consumer food products.

The Offeror is a company incorporated in Bermuda and is a wholly-owned subsidiary of First Pacific. Its principal activities are that of an investment holding company and it has no other business than to make the Acquisition and/or the Offer.

### GENERAL

The Acquisition, if completed, will constitute a notifiable transaction for First Pacific under the Listing Rules.

The Acquisition, together with the Offer (if completed), will constitute a possible major transaction for First Pacific under the Listing Rules, which will require Shareholders' approval.

A circular, providing further details of the Transaction and containing, among other things, the notice of the SGM, will be despatched to the Shareholders within 21 days from the publication of this announcement or such other period as may be permitted by the Stock Exchange. The Offer Document will not be sent to the Shareholders as all relevant information will be contained in the circular to the Shareholders.

To the best of the Board's knowledge, having made all reasonable enquiries, Del Monte, CF, the Seller and the other shareholders of Del Monte are Unconnected Persons.

**Shareholders and potential investors should note that the Acquisition, which is conditional, may or may not complete, that the making of the Offer is subject to Completion and that the Offer, if made, may not be successful and may not complete. Shareholders and investors are advised to exercise caution when dealing in the securities of First Pacific and the securities of Del Monte.**

### DEFINITIONS

In this announcement, the following capitalised terms have the meanings as ascribed to them:

| | |
|---|---|
| "Acquisition" | the acquisition of the Sale Shares by the Company or a wholly-owned subsidiary pursuant to the Share Purchase Agreement |
| "Board" | the board of directors of First Pacific |
| "CF" | Cirio Finanziaria S.p.A. in Amministrazione Straordinaria, a company incorporated in Italy which is in extraordinary administration, which controls indirectly the Seller and which is an Unconnected Person |
| "Completion" | completion of the Acquisition pursuant to the Share Purchase Agreement |
| "Concert Parties" | the parties acting or presumed to be acting in concert (within the meaning ascribed to that term under the Singapore Takeovers Code) with First Pacific and the Offeror in relation to the Offer |
| "Del Monte" | Del Monte Pacific Limited, a company incorporated in the British Virgin Islands with limited liability and whose shares are primarily listed on the SGX-ST |
| "Del Monte Group" | Del Monte and its subsidiaries |
| "Del Monte Shares" | ordinary shares of US$0.01 each in the capital of Del Monte |
| "Encumbrance" | in respect of the Sale Shares means, any claim, charge, mortgage, security, lien, option, equity, power of sale, hypothecation or other third party rights, retention of title, right of pre-emption, right of first refusal or security interest of any kind |
| "First Pacific" or "Company" | First Pacific Company Limited, a company incorporated in Bermuda with limited liability and whose shares are listed on the Stock Exchange |
| "First Pacific Group" | First Pacific and its subsidiaries |
| "HK$" | Hong Kong dollar, the legal currency of Hong Kong |
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "Latest Practicable Date" | 9 November 2005, being the latest practicable date for the purpose of ascertaining certain information for the purpose of this announcement |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange |
| "Offer" | (i) as at the date of this announcement, the possible mandatory conditional cash offer for the Offer Shares; and (ii) subject to and upon Completion, the mandatory cash offer (conditional only as to acceptances) for the Offer Shares to be made pursuant to Rule 14 of the Singapore Takeovers Code |
| "Offer Document" | the formal document, making the Offer, setting out the terms and conditions of the Offer and enclosing the appropriate forms of acceptance |
| "Offer Price" | US$0.3818 per Del Monte Share in cash |
| "Offer Shares" | all the Del Monte Shares in issue or to be issued which are not already owned, controlled or agreed to be acquired by the Offeror, First Pacific or other Concert Parties as at the date of the Offer |
| "Offeror" | First Pacific Brands Limited, a company incorporated in Bermuda with limited liability and a wholly-owned subsidiary of First Pacific |
| "Options" | the options granted by Del Monte pursuant to its Executive Share Option Plan |
| "PLDT" | Philippine Long Distance Telephone Company, a company incorporated in the Philippines with limited liability whose shares are primarily listed on The Philippine Stock Exchange, Inc. |
| "S$" | Singapore dollar, the legal currency of the Republic of Singapore |
| "Sale Shares" | 428,570,000 Del Monte Shares, representing, as at 30 June 2005 (the date of Del Monte's most recent published interim financial statements), approximately 39.72% of the issued share capital of Del Monte |
| "Seller" | Del Monte Holdings Limited, an indirect subsidiary of CF and the seller of the Sale Shares, which is an Unconnected Person |
| "SGM" | the special general meeting of the Company to be convened to consider and approve, if appropriate, the Transaction |
| "SGX-ST" | the Singapore Exchange Securities Trading Limited |
| "Shareholders" | the shareholders of First Pacific |
| "Share Purchase Agreement" | the share purchase agreement dated 9 November 2005 and entered into between CF, the Seller and First Pacific, in respect of the Acquisition |
| "SIC" | the Securities Industry Council of Singapore |
| "Singapore Takeovers Code" | the Singapore Code on Take-overs and Mergers as revised with effect from 1 January 2002 |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Transaction" | the Acquisition and the Offer |
| "Unconnected Person" | a person who is, to the best of the knowledge of the Board, having made all reasonable enquiries, an independent third party not connected with the directors, chief executive, substantial shareholders of First Pacific or its subsidiaries or any of their respective associates |
| "US$" | United States dollar, the legal currency of the United States of America |

*This announcement contains translations of certain US$ amounts into HK$ or S$ amounts at the rates of US$1.00 = HK$7.8 and S$1.7024 respectively. The rate at which the US$ amounts is translated into S$ amounts is the latest closing mid-point spot rate between US$ and S$ as quoted by the Financial Times published on the Latest Practicable Date. The translations have been provided solely for the convenience of the readers of this announcement and no representation is made that any of the US$ amounts actually represent the HK$ or S$ amounts or could have been or could be converted into HK$ and/or S$ at the specified rates, at any particular rate or at all.*

*The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement, and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.*

*As at the date of this announcement, the Board of Directors of the Company comprises Mr Anthoni Salim as Chairman, Mr Manuel V. Pangilinan as Managing Director and Chief Executive Officer, Mr Edward A. Tortorici and Mr Robert C. Nicholson as Executive Directors, His Excellency Albert F. del Rosario, Mr Tedy Djuhar, Mr Sutanto Djuhar, Mr Ibrahim Risjad and Mr Benny S. Santoso as Non-executive Directors and Professor Edward K.Y. Chen (GBS, CBE, JP), Mr Graham L. Pickles and Mr David W.C. Tang (OBE, Chevalier de L'Ordre Arts et des Lettres) as Independent Non-executive Directors.*

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
*Company Secretary*

Hong Kong, 9 November 2005

PROCESSED
NOV 23 2005
THOMSON FINANCIAL